SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Westlake Chemical Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

960417 103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960417 103

1	Name of Reporting Person WPT LLC
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,112,230(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,112,230(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,112,230(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 52.2%(2)
12	Type of Reporting Person OO

(1)	Includes 12,686,115 subordinated units representing limited partner interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Agreement of Limited Partnership).
(2)	Based on 14,373,615 common units and 12,686,115 subordinated units outstanding as of February 11, 2016.

CUSIP No. 960417 103

1	Name of Reporting Person Westlake Polymers LLC
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,112,230(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,112,230(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,112,230(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 52.2%(2)
12	Type of Reporting Person OO

(1)	Includes 12,686,115 subordinated units representing limited partner interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Agreement of Limited Partnership).
(2)	Based on 14,373,615 common units and 12,686,115 subordinated units outstanding as of February 11, 2016.

CUSIP No. 960417 103

1	Name of Reporting Person Westlake Chemical Investments, Inc.
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,112,230(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,112,230(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,112,230(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 52.2%(2)
12	Type of Reporting Person CO

(1)	Includes 12,686,115 subordinated units representing limited partner interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Agreement of Limited Partnership).
(2)	Based on 14,373,615 common units and 12,686,115 subordinated units outstanding as of February 11, 2016.

CUSIP No. 960417 103

1	Name of Reporting Person Westlake Olefins Corporation
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,112,230(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,112,230(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,112,230(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 52.2%(2)
12	Type of Reporting Person CO

(1)	Includes 12,686,115 subordinated units representing limited partner interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Agreement of Limited Partnership).
(2)	Based on 14,373,615 common units and 12,686,115 subordinated units outstanding as of February 11, 2016.

CUSIP No. 960417 103

1	Name of Reporting Person Westlake Chemical Corporation
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,112,230(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,112,230(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,112,230(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 52.2%(2)
12	Type of Reporting Person CO

(1)	Includes 12,686,115 subordinated units representing limited partner interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Agreement of Limited Partnership).
(2)	Based on 14,373,615 common units and 12,686,115 subordinated units outstanding as of February 11, 2016.

CUSIP No. 960417 103

1	Name of Reporting Person TTWF LP
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,112,230(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,112,230(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,112,230(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 52.2%(2)
12	Type of Reporting Person PN

(1)	Includes 12,686,115 subordinated units representing limited partner interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Agreement of Limited Partnership).
(2)	Based on 14,373,615 common units and 12,686,115 subordinated units outstanding as of February 11, 2016.

CUSIP No. 960417 103

1	Name of Reporting Person TTWFGP LLC
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,112,230(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,112,230(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,112,230(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 52.2%(2)
12	Type of Reporting Person OO

(1)	Includes 12,686,115 subordinated units representing limited partner interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Agreement of Limited Partnership).
(2)	Based on 14,373,615 common units and 12,686,115 subordinated units outstanding as of February 11, 2016.

CUSIP No. 960417 103

1	Name of Reporting Person James Chao
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 45,000
	6	Shared Voting Power 14,112,230(1)
	7	Sole Dispositive Power 45,000
	8	Shared Dispositive Power 14,112,230(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,157,230(1) (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent of Class Represented by Amount in Row (9) 52.3%(2)
12	Type of Reporting Person IN

(1)	Includes 12,686,115 subordinated units representing limited partner interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Agreement of Limited Partnership).
(2)	Based on 14,373,615 common units and 12,686,115 subordinated units outstanding as of February 11, 2016.

CUSIP No. 960417 103

1	Name of Reporting Person Dorothy C. Jenkins
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,112,230(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,112,230(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,112,230(1) (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent of Class Represented by Amount in Row (9) 52.2%(2)
12	Type of Reporting Person IN

(1)	Includes 12,686,115 subordinated units representing limited partner interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Agreement of Limited Partnership).
(2)	Based on 14,373,615 common units and 12,686,115 subordinated units outstanding as of February 11, 2016.

CUSIP No. 960417 103

1	Name of Reporting Person Albert Chao
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 45,000
	6	Shared Voting Power 14,112,230(1)
	7	Sole Dispositive Power 45,000
	8	Shared Dispositive Power 14,112,230(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,157,230(1) (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent of Class Represented by Amount in Row (9) 52.3%(2)
12	Type of Reporting Person IN

(1)	Includes 12,686,115 subordinated units representing limited partner interests, which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Agreement of Limited Partnership).
(2)	Based on 14,373,615 common units and 12,686,115 subordinated units outstanding as of February 11, 2016.

Item 1(a).	Name of Issuer:

Westlake Chemical Partners LP

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2801 Post Oak Boulevard, Suite 600 Houston, TX 77056

Item 2(a).	Name of Persons Filing:

WPT LLC

Westlake Polymers LLC

Westlake Chemical Investments, Inc.

Westlake Olefins Corporation

Westlake Chemical Corporation

TTWF LP

TTWFGP LLC

James Chao

Dorothy C. Jenkins

Albert Chao

Westlake Chemical Corporation (“Westlake”) owns 100% of Westlake Olefins Corporation, which owns 100% of Westlake Chemical Investments, Inc., which owns 100% of Westlake Polymers LLC, which owns 100% of WPT LLC. James Chao, Dorothy C. Jenkins and Albert Chao (each an “individual reporting person”) may be deemed to indirectly own the Common Units and the Subordinated Units of the Issuer through his or her ownership interest in TTWF LP, a Delaware limited partnership through which the individual reporting persons indirectly holds 92,010,554 shares of Westlake.

Two trusts for the benefit of members of the Chao family, including the individual reporting persons, are the managers of TTWF GP LLC, a Delaware limited liability company that is the general partner of TTWF LP. The limited partners of TTWF LP are five trusts, principally for the benefit of members of the Chao family, including the individual reporting persons, and two corporations owned, indirectly or directly, by certain of these trusts and by other entities owned by members of the Chao family, including the individual reporting persons. The individual reporting persons share investment and voting power with respect to the common units beneficially owned by TTWF LP. Each individual reporting person disclaims beneficial ownership of the common units except to the extent of his or her pecuniary interest therein.

Item 2(b).	Address or Principal Business Office or, if none, Residence:

Principal business office for each of the Persons Filing is:

2801 Post Oak Boulevard, Suite 600 Houston, TX 77056

Item 2(c).	Citizenship:

Each of WPT LLC, Westlake Polymers LLC and TTWFGP LLC is a Delaware limited liability company.

Each of Westlake Chemicals Investments, Inc., Westlake Olefins Corporation and Westlake Chemical Corporation is a Delaware corporation.

TTWF LP is a Delaware limited partnership.

Each of James Chao, Dorothy C. Jenkins and Albert Chao is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common units representing limited partner interests.

Item 2(e).		CUSIP Number:

960417 103

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.		Ownership

The percent of class provided for each reporting person below is based on 14,373,615 common units and 12,686,115 common units issuable upon conversion of subordinated units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s Amended and Restated Agreement of Limited Partnership) outstanding as of February 11, 2016.

1. WPT LLC

	a.	Amount beneficially owned:

14,112,230 (including 12,686,115 common units issuable upon conversion of subordinated units)

	b.	Percent of class

52.2%

	c.	Number of units as to which the person has:

		i.	Sole power to vote or to direct the vote:

0

		ii.	Shared power to vote or to direct the vote:

14,112,230

		iii.	Sole power to dispose or to direct the disposition of:

0

		iv.	Shared power to dispose or to direct the disposition of:

14,112,230

2. Westlake Polymers LLC

	a.	Amount beneficially owned:

14,112,230 (including 12,686,115 common units issuable upon conversion of subordinated units)

	b.	Percent of class

52.2%

	c.	Number of units as to which the person has:

		i.	Sole power to vote or to direct the vote:

0

		ii.	Shared power to vote or to direct the vote:

14,112,230

		iii.	Sole power to dispose or to direct the disposition of:

0

		iv.	Shared power to dispose or to direct the disposition of:

14,112,230

3. Westlake Chemical Investments, Inc.

a.	Amount beneficially owned:

14,112,230 (including 12,686,115 common units issuable upon conversion of subordinated units)

b.	Percent of class

52.2%

c.	Number of units as to which the person has:

	i.	Sole power to vote or to direct the vote:

0

	ii.	Shared power to vote or to direct the vote:

14,112,230

	iii.	Sole power to dispose or to direct the disposition of:

0

	iv.	Shared power to dispose or to direct the disposition of:

14,112,230

4. Westlake Olefins Corporation

a.	Amount beneficially owned:

14,112,230 (including 12,686,115 common units issuable upon conversion of subordinated units)

b.	Percent of class

52.2%

c.	Number of units as to which the person has:

	i.	Sole power to vote or to direct the vote:

0

	ii.	Shared power to vote or to direct the vote:

14,112,230

	iii.	Sole power to dispose or to direct the disposition of:

0

	iv.	Shared power to dispose or to direct the disposition of:

14,112,230

5. Westlake Chemical Corporation

a.	Amount beneficially owned:

14,112,230 (including 12,686,115 common units issuable upon conversion of subordinated units)

b.	Percent of class

52.2%

c.	Number of units as to which the person has:

	i.	Sole power to vote or to direct the vote:

0

	ii.	Shared power to vote or to direct the vote:

14,112,230

	iii.	Sole power to dispose or to direct the disposition of:

0

	iv.	Shared power to dispose or to direct the disposition of:

14,112,230

6. TTWF LP

a.	Amount beneficially owned:

14,112,230 (including 12,686,115 common units issuable upon conversion of subordinated units)

b.	Percent of class

52.2%

c.	Number of units as to which the person has:

	i.	Sole power to vote or to direct the vote:

0

	ii.	Shared power to vote or to direct the vote:

14,112,230

	iii.	Sole power to dispose or to direct the disposition of:

0

	iv.	Shared power to dispose or to direct the disposition of:

14,112,230

7. TTWFGP LLC

a.	Amount beneficially owned:

14,112,230 (including 12,686,115 common units issuable upon conversion of subordinated units)

b.	Percent of class

52.2%

c.	Number of units as to which the person has:

	i.	Sole power to vote or to direct the vote:

0

	ii.	Shared power to vote or to direct the vote:

14,112,230

	iii.	Sole power to dispose or to direct the disposition of:

0

	iv.	Shared power to dispose or to direct the disposition of:

14,112,230

8. James Chao

a.	Amount beneficially owned:

14,157,230[1] (including 12,686,115 common units issuable upon conversion of subordinated units)

b.	Percent of class

52.3%

c.	Number of units as to which the person has:

	i.	Sole power to vote or to direct the vote:

45,000

	ii.	Shared power to vote or to direct the vote:

14,112,230

	iii.	Sole power to dispose or to direct the disposition of:

45,000

	iv.	Shared power to dispose or to direct the disposition of:

14,112,230

9. Dorothy C. Jenkins

a.	Amount beneficially owned:

14,112,230[2] (including 12,686,115 common units issuable upon conversion of subordinated units)

b.	Percent of class

52.2%

c.	Number of units as to which the person has:

	i.	Sole power to vote or to direct the vote:

0

	ii.	Shared power to vote or to direct the vote:

14,112,230

	iii.	Sole power to dispose or to direct the disposition of:

0

	iv.	Shared power to dispose or to direct the disposition of:

14,112,230

10. Albert Chao

a.	Amount beneficially owned:

14,157,230[3] (including 12,686,115 common units issuable upon conversion of subordinated units)

b.	Percent of class

52.3%

c.	Number of units as to which the person has:

	i.	Sole power to vote or to direct the vote:

45,000

ii.	Shared power to vote or to direct the vote:

14,112,230

iii.	Sole power to dispose or to direct the disposition of:

45,000

iv.	Shared power to dispose or to direct the disposition of:

14,112,230

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

WPT LLC (OO)

Westlake Polymers LLC (OO)

Westlake Chemical Investments, Inc. (CO)

Westlake Olefins Corporation (CO)

Westlake Chemical Corporation (CO)

TTWF LP (PN)

TTWFGP LLC (OO)

James Chao (IN)

Dorothy C. Jenkins (IN)

Albert Chao (IN)

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

[1]	James Chao disclaims beneficial ownership of shares over which his brother, Albert Chao, has sole voting and dispositive power. James Chao shares investment and voting power with respect to the common units beneficially owned by TTWF LP and disclaims beneficial ownership of such common units except to the extent of his pecuniary interest therein.
[2]	Dorothy C. Jenkins shares investment and voting power with respect to the common units beneficially owned by TTWF LP and disclaims beneficial ownership of such common units except to the extent of her pecuniary interest therein.
[3]	Albert Chao disclaims beneficial ownership of shares over which his brother, James Chao, has sole voting and dispositive power. Albert Chao shares investment and voting power with respect to the common units beneficially owned by TTWF LP and disclaims beneficial ownership of such common units except to the extent of his pecuniary interest therein.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 12, 2016	WPT LLC

	By:	/s/ ALBERT CHAO
	Name:	Albert Chao
	Title:	President of Westlake Chemical Investments, Its manager

WESTLAKE POLYMERS LLC

	By:	/s/ ALBERT CHAO
	Name:	Albert Chao
	Title:	President of Westlake Chemical Investments, Its manager

WESTLAKE CHEMICAL INVESTMENTS, INC.

	By:	/s/ ALBERT CHAO
	Name:	Albert Chao
	Title:	President

WESTLAKE OLEFINS CORPORATION

	By:	/s/ ALBERT CHAO
	Name:	Albert Chao
	Title:	President

WESTLAKE CHEMICAL CORPORATION

	By:	/s/ ALBERT CHAO
	Name:	Albert Chao
	Title:	President and CEO

[Signature Page—Schedule 13G]

TTWF LP

By:	TTWFGP LLC, its general partner

By:	/s/ ALBERT CHAO
Name:	Albert Chao
Title:	Authorized Person

By:	/s/ JAMES CHAO
Name:	James Chao
Title:	Authorized Person

TTWFGP LLC

By:	/s/ ALBERT CHAO
Name:	Albert Chao
Title:	Authorized Person

By:	/s/ JAMES CHAO
Name:	James Chao
Title:	Authorized Person

By:	/s/ JAMES CHAO
James Chao

By:	/s/ DOROTHY C. JENKINS
Dorothy C. Jenkins

By:	/s/ ALBERT CHAO
Albert Chao

[Signature Page—Schedule 13G]

Exhibit 99.1

EXHIBIT 99.1 JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G/A and any further amendments thereto may be filed on behalf of each of the undersigned with respect to the common units held by each of them in Westlake Chemical Partners LP.

Dated: February 12, 2016	WPT LLC

	By:	/s/ ALBERT CHAO
	Name:	Albert Chao
	Title:	President of Westlake Chemical Investments, Its manager

WESTLAKE POLYMERS LLC

	By:	/s/ ALBERT CHAO
	Name:	Albert Chao
	Title:	President of Westlake Chemical Investments, Its manager

WESTLAKE CHEMICAL INVESTMENTS, INC.

	By:	/s/ ALBERT CHAO
	Name:	Albert Chao
	Title:	President

WESTLAKE OLEFINS CORPORATION

	By:	/s/ ALBERT CHAO
	Name:	Albert Chao
	Title:	President

WESTLAKE CHEMICAL CORPORATION

	By:	/s/ ALBERT CHAO
	Name:	Albert Chao
	Title:	President and CEO

[Signature Page—Schedule 13G Joint Filing Agreement]

Exhibit 99.1

TTWF LP

By:	TTWFGP LLC, its general partner

By:	/s/ ALBERT CHAO
Name:	Albert Chao
Title:	Authorized Person

By:	/s/ JAMES CHAO
Name:	James Chao
Title:	Authorized Person

TTWFGP LLC

By:	/s/ ALBERT CHAO
Name:	Albert Chao
Title:	Authorized Person

By:	/s/ JAMES CHAO
Name:	James Chao
Title:	Authorized Person

By:	/s/ JAMES CHAO
James Chao

By:	/s/ DOROTHY C. JENKINS
Dorothy C. Jenkins

By:	/s/ ALBERT CHAO
Albert Chao

[Signature Page—Schedule 13G Joint Filing Agreement]